UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SOLAR POWER, INC.
(Name of Issuer)
(1) Shares of common stock, par value $0.0001 per share, and
(2) Shares of preferred stock designated as Series A Preferred Stock, par value $0.0001 per share
(Title of Class of Securities)
83490A100
(CUSIP Number)
STEPHEN C. KIRCHER
c/o Solar Power, Inc.
1115 Orlando Avenue
Roseville, California 95661
(916) 745-0900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 27, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	83490A100

1	NAMES OF REPORTING PERSONS. I. R. S. Identification Nos. of above persons (entities only). LDK SOLAR CO., LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		131,746,347 shares of common stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		(none)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		131,746,347 shares of common stock

WITH	10	SHARED DISPOSITIVE POWER

(none)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

131,746,347 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 70% of shares of common stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

     This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends the statement on Schedule 13D filed by the Reporting Person (as defined below) with the Securities and Exchange Commission on January 10, 2011 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Person on January 12, 2011 (“Amendment No. 1”) and Amendment No. 2 to Schedule 13D filed by the Reporting Person on March 31, 2011 (“Amendment No. 2”, and together with the Original Schedule 13D and Amendment No. 1, the “Previous Schedule 13D Filings”). This Amendment No. 3 is filed to report that certain actions that were anticipated to occur in the Previous Schedule 13D Filings have since occurred.
Item 1. Security and Issuer
     This Amendment No. 3 relates to shares of common stock, par value $0.0001 per share (the “Common Shares”) and shares of preferred stock designated as Series A Preferred Stock, par value $0.0001 (the “Preferred Shares”), of Solar Power, Inc., a California corporation (the “Issuer”). The principal executive office of the Issuer is 1115 Orlando Avenue, Roseville, California 95661.
Item 2. Identity and Background
     This Amendment No. 3 is being filed by LDK Solar Co., LTD. (the “Reporting Person”), a Cayman Islands limited company with a principal office at Jiangxi LDK Solar Hi-Tech Co., Ltd, LDK Avenue, Economic Development Zone, Xinyu City, Jiangxi Province, P.R. China, 338032. The Reporting Person’s principal business is the manufacture and supply of photovoltaic products.
     During the last five years, the Reporting Person has not been convicted in a criminal proceeding, nor has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     This Amendment No. 3 relates to a conversion of the Preferred Shares beneficially owned by the Reporting Person (as described in the Previous Schedule 13D Filings) into Common Shares. No further consideration has been paid beyond the consideration disclosed in the Previous Schedule 13D Filings.
Item 4. Purpose of Transaction
     As contemplated in Amendment No. 2, on June 22, 2011 the Issuer’s shareholders voted in favor of an amendment to the Issuer’s articles of incorporation to increase the number of authorized Common Shares. This amendment was filed with the California Secretary of State on June 23, 2011 and the Issuer received notice that it was approved by the California Secretary of State on June 27, 2011, at which point each Preferred Share beneficially owned by the Reporting Person was automatically converted into 4.44552 Common Shares, pursuant to the stock purchase agreement between the Reporting Person and the Issuer dated January 5, 2011 (the “Stock Purchase Agreement”). The Stock Purchase Agreement is attached as Exhibit A hereto.

     Additionally, as contemplated by Amendment No. 2, the Reporting Person no longer holds any beneficial ownership interest in the Voting Common Shares (as such term is defined in Amendment No. 2) as a result of the increase in the number of authorized Common Shares discussed in the preceding paragraph.
Item 5. Interest in Securities of the Issuer
(a)  The Reporting Person beneficially owns 131,746,347 Common Shares, which is approximately 70% of Common Shares issued and outstanding. The Reporting Person no longer beneficially owns any Preferred Shares.
(b)  The Reporting Person holds sole power to vote and sole power to dispose all Common Shares it beneficially owns.
(c) The Reporting person has not engaged in any transaction involving Common Shares or Preferred Shares that were reported or effected during the past sixty days other than those transactions disclosed in this Amendment No. 3.
(d) No other person holds a beneficial ownership interest in any of the Common Shares beneficially owned by the Reporting Person.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Reporting Person has entered into (1) a Stock Purchase Agreement with the Issuer and (2) a Facility Agreement with the Bank. Additionally, the Reporting Person’s wholly owned subsidiary, LDK Solar USA, Inc., has entered into (3) a Share Pledge Agreement with the Bank. The details of these agreements are discussed in the Previous Schedule 13D Filings.
Item 7. Material to Be Filed as Exhibits
EXHIBIT A — Stock Purchase Agreement, dated January 5, 2011, by and between Solar Power, Inc. and LDK Solar Co., Ltd., incorporated herein by reference to Exhibit 99.B of the Original Schedule 13D.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

6/30/11
Date
/s/ Jack Lai
Signature
CFO/ Jack Lai
Name/ Title

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